O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: EGONZALEZ@OLSHANLAW.COM
DIRECT DIAL: 212-451-2206

June 14, 2013

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	sTec, Inc.
Soliciting Material on Schedule 14A
Filed June 10, 2013 by Balch Hill Partners, L.P. et al.
File No. 000-31623

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated June 12, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Balch Hill Partners, L.P. and the other participants named therein (“Balch Hill”) and provide the following response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

 The Results Speak for Themselves, page 3

1.
We noticed the statement in the last sentence of the first bullet point that sTec began to reduce its R&D spending after you filed Schedule 13D and sent an open letter. This statement suggests that sTec’s reduction in R&D was taken in direct response to, or otherwise may be construed as a direct result of, your actions. Please clarify how this conclusion was reached.

Balch Hill believes such a conclusion may be drawn based on the following timeline of events:

➢
On November 15, 2012, Balch Hill filed its initial Schedule 13D, putting the Company on notice of its sizable stake in the Company and that it may engage in communications with management and the Company’s Board of Directors regarding the operations of the Company.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 14, 2013

➢
On December 6, 2012, Balch Hill delivered a public letter to the Company’s Board of Directors expressing its serious concerns about the strategic direction of the Company, its performance and suggested, in particular, that the Company reduce its expenses, particularly in R&D, or if the current R&D spend can be justified, to provide investors with material disclosure on why investors should be patient.

➢	On December 20, 2012, Balch Hill met with members of the Company’s management to discuss the contents of its December 6, 2012 public letter, including the Company’s R&D spending.

➢
In the Company’s Quarterly Report for the quarter ended March 31, 2013, the Company disclosed the most significant quarter-over-quarter decrease in R&D expense of the Company within the past five years.

Though Balch Hill was not privy to all of the Company’s discussions regarding the Company’s R&D spending, Balch Hill believes that such a significant decline in the Company’s R&D expense is likely to have been implemented by the Company directly, among other things, in response to Balch Hill’s suggestion that the Company trim its R&D expenses, and that this observation is one that shareholders would value.

2.
On page 4, the filing states that the participants “have serious concerns that the Company may burn through its cash by mid-2014.” Please provide supplemental information, or further disclosure in the next filing made pursuant to Rule 14a-6, as appropriate, to support this statement.

In the past three fiscal quarters, the Company has lost approximately $74 million in cash.  As shown below, if the Company continues to suffer the same decline in cash as it has suffered on average during the past three fiscal quarters, the Company will burn through its remaining cash by mid-2014:

Actual	Cash and cash equivalents	Projected	Projected cash burn based on average burn rate during last 4 fiscal quarters
Q2 2012	$207,171	Q2 2013	$108,186
Q3 2012	$186,201	Q3 2013	$83,440
Q4 2012	$158,232	Q4 2013	$58,694
Q1 2013	$132,932	Q1 2014	$33,948
		Q2 2014	$9,202
		Q3 2014	-$15,544

June 14, 2013

In addition, several industry analysts have reported similar concerns about the Company’s current burn rate.  We are providing on a supplemental basis, copies of these analyst reports.

In addition, in the first sentence on page 5:

•	Clarify what is meant by “nearing a point of no return”; and

Balch Hill believes that if the Company’s revenues and cash reserves continue to trend downward, the Company will suffer from a lack of working capital and may face the need to seek bankruptcy protection. Balch Hill believes that if sTec sought bankruptcy protection, shareholders could lose their entire investment in the Company.  In future filings, Balch Hill will be more precise in conveying this concern.

•	Disclose how the participants determined that there will be “further” erosion in shareholder value.

Balch Hill believes that the Company’s sustained losses, declining revenues, and a declining cash balance will have the effect of further eroding shareholder value by decreasing potential returns to shareholders and depressing the Company’s stock price.  This belief is based on the significant decline in the Company’s stock price over the past two years as a result of these sustained losses and declining revenues, and the Company’s expectation that it will not breakeven in the near future.   As of June 7, 2013, the trading date immediately prior to the issuance of the above referenced filing, the Company’s stock closed at $3.37, representing an approximate 54% decline from the same date a year earlier, and an approximate 80% decline from the same date two years earlier.  At the same time, the Company believes it must hit $70 million in revenues to breakeven but expects revenues for Q2 2013 to be in the range of only $23 to $26 million.   Accordingly, Balch Hill believes that shareholders will continue to experience further erosion of shareholder value unless there is meaningful change to the Board and management team.

* * * *

The Staff is invited to contact the undersigned at (212) 451-2206 or Steve Wolosky at (212) 451-2333 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman